TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
L’Authorité des Marchés Financiers

RE:	Energy Metals Corporation (the “Company”)
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 –
Continuous Disclosure Obligations (“NI 51-102”)

Following the special meeting of shareholders and optionholders of the Company held on July 31, 2007 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise that on a vote by ballot, the special resolution approving the Company’s proposed arrangement with Uranium One Inc., as described in the Company’s management information circular dated June 25, 2007 (the “Arrangement Resolution”) was carried, with 99.73% of votes cast by securityholders present in person or by proxy at the Meeting cast in favour of the Arrangement Resolution, and 0.27% of votes cast against the Arrangement Resolution.

DATED August 1, 2007

ENERGY METALS CORPORATION

“Christine Thomson”

Christine Thomson
Corporate Secretary